MEADE INSTRUMENTS CORP.
                    1997 STOCK INCENTIVE PLAN
                        AMENDMENT 1998-II

          WHEREAS, Meade Instruments Corp. (the "Corporation") maintains the Meade Instruments Corp. 1997 Stock Incentive Plan, as amended (the "Plan"); and

          WHEREAS, the Board of Directors of the Corporation approved the amendment to the Plan set forth herein;

          NOW, THEREFORE, BE IT RESOLVED, that Section 1.4(b) of the Plan be, and it hereby is, amended to read as follows:

     "(b)  Share Limits.  The maximum number of shares of Common
      Stock that may be delivered pursuant to Awards (including Incentive Stock Options) granted to Eligible Persons under this Plan shall not exceed 1,500,000 shares (the 'Share Limit'). The maximum number of shares of Common Stock that may be delivered under the provisions of Article 8 shall not exceed 150,000 shares. The maximum number of shares subject to those Options and Stock Appreciation Rights that are granted
      during any calendar year to any individual shall be limited to
      350,000 shares. Each of the three foregoing numerical limits shall be subject to adjustment as contemplated by this Section
      1.4 and Section 6.2."

          RESOLVED FURTHER, that the foregoing Plan amendment shall be effective immediately, subject, however, to stockholder approval of such amendment at the next regularly scheduled meeting of stockholders.

          IN WITNESS WHEREOF, the Corporation has caused its duly authorized officer to execute this Amendment 1998-II on this 18th day of August, 1998.

                              By: /s/ Steven G. Murdock
                              Its: President, Chief Operating
                                   Officer and Secretary

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